VIA EDGAR

October 14, 2022

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:    Mr. Gus Rodriguez
Mr. Robert Babula

Re:     PG&E Corporation
Pacific Gas and Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 10, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022
Filed July 28, 2022
Item 2.02 Form 8-K filed July 28, 2022
File Nos. 1-12609 and 1-2348

Dear Mr. Rodriguez and Mr. Babula:

We have received your letter dated September 29, 2022 and have determined that we will require additional time to complete our response. We hereby respectfully request to extend the reply deadline by an additional 10 business days to October 28, 2022.

Sincerely,

/s/ Christopher A. Foster

Christopher A. Foster
Executive Vice President and Chief Financial Officer
PG&E Corporation
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